unaxis

Rule 12g3-2(b) File No. ~~82-5190~~ 82-34643
SUPPL

RECEIVED
2005 OCT 25 P 12:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
OCT 27 2005
THOMSON FINANCIAL

Media Release

Third quarter 2005: Unaxis returns to profit with an operating result (EBIT) of CHF 22 million (CHF 47 million before restructuring costs) – sales rise by 12 percent versus the previous quarter

Pfäffikon SZ, October 20, 2005 – Unaxis saw consolidated sales of CHF 1,111 million for the first nine months of the current fiscal year. Before accounting for one-time restructuring costs, Unaxis achieved EBIT of CHF 47 million in the third quarter of 2005. Operating result (EBIT) after restructuring costs amounted to CHF 22 million. This means Unaxis is showing profit again, the first time since the third quarter of 2004.

Unaxis increased its third quarter sales by 12 percent versus the previous quarter, to CHF 409 million (Q2 2005: CHF 364 million). The level of orders received declined by 3 percent from the previous quarter, to CHF 373 million (Q2 2005: CHF 384 million). Business development was especially pleasing at the Coating Services segment (Balzers), which was able to further extend its market position, and at the Assembly & Packaging division (ESEC), where orders received rose by 68 percent. On the other hand, Data Storage Solutions, along with the Wafer Processing and Optics divisions, were still affected by cyclically related low market demand and correspondingly strong pressure on prices.

Operational trend reversal thanks to strict cost controls and efficiency increases
"Our positive operating result for the third quarter of 2005 means, Unaxis is returning to profit. This success is primarily the result of our resolute focus on cost controls in the second half of 2005," said Unaxis CEO Thomas Limberger. The new management has enforced stringent budgets with clear objectives and performance assessment parameters. These led to economies in purchasing, production, and administration at all of the divisions. An efficiency-boosting program introduced at Marketing and Sales is beginning to show results. The restructuring program introduced at Vacuum Solutions (Leybold Vacuum) already took hold in the third quarter of 2005, while the outflow of funds at the Display Technology division could be reduced significantly. Unaxis has

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

dlw 10/25

defined its investment policy priorities and postponed non-critical projects. In future, research and development activity will focus firmly on customer-oriented technologies with future potential.

Coating Services (Balzers): Further expansion of market presence

Coating Services (Balzers) increased its sales by 4 percent in the first nine months of 2005, to CHF 282 million (Q1–Q3 2004: CHF 270 million). Sales for the third quarter of 2005 showed a slight decline, to CHF 91 million (Q2 2005: CHF 100 million). Balzers achieved high growth rates of 25 to 40 percent in South America, Eastern Europe, and Asia, whereas sales increases in more mature markets lay in the single-digit range as a consequence of growing price pressure. Balzers further expanded its geographical market presence and opened two new in-house coating centers in Thailand and Brazil. BALINIT® HELICA, a new coating product for use in drilling applications, was launched to a positive customer response.

Vacuum Solutions (Leybold Vacuum): Cost-reduction program presses ahead

Vacuum Solutions (Leybold Vacuum) was able to maintain its business volume at levels similar to the prior-year period, with sales of CHF 281 million (Q1–Q3 2004: CHF 291 million) and orders received worth CHF 284 million (Q1–Q3 2004: CHF 279 million). Sales for the third quarter of 2005 rose versus the second quarter to CHF 95 million (Q2 2005: CHF 91 million), while orders received fell back slightly to CHF 92 million (Q2 2005: CHF 95 million). The broad-based business portfolio again proved its worth in the third quarter of 2005: Leybold Vacuum profited from good development in the process industry market segment, while the IT and Data Storage segments continued to suffer from cyclically weak demand. There was a sustained growth trend in Asia, where Leybold Vacuum launched several new products. The negative result is mostly the consequence of CHF 14 million in restructuring costs. Third quarter activity centered on the introduction of a new marketing organization, consolidation of locations, and reducing procurement and manufacturing costs. Linked to this was a reduction in the number of personnel. Leybold Vacuum intends its cost-reduction program to achieve savings of the order of CHF 50 million by 2007.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Data Storage Solutions: Continuing cyclical weakness in demand

Data Storage Solutions reported lower sales of CHF 96 million for the first nine months of 2005 (Q1–Q3 2004: CHF 179 million). Orders received amounted to CHF 107 million (Q1–Q3 2004: CHF 152 million). Sales showed a quarter-on-quarter decrease of 17 percent to CHF 35 million (Q2 2005: CHF 42 million). Orders received reduced by 45 percent to CHF 28 million (Q2 2005: CHF 51 million). Cyclically weak demand in the market for data storage systems continued unabated throughout the third quarter of 2005. Customers are further postponing their investments in new production equipment as a consequence of price pressure on end products, and the general competitive situation. Data Storage Solutions has pressed ahead with product development for new disc formats: the first production system for High Definition DVD has been launched, and a test system for Blu Ray was delivered to a key customer. With a view to increasing operational efficiency, Data Storage Solutions has intensified its procurement of materials in Asia and restructured its sales and service organization. This made it possible to improve margins on newly launched products.

Components and Special Systems: weighed down by business slump at Optics

Components and Special Systems reported lower sales of CHF 152 million for the first nine months of 2005 (Q1–Q3 2004: CHF 238 million). Orders received fell to CHF 161 million (Q1–Q3 2004: CHF 275 million). Sales picked up versus the second quarter of 2005, to stand at CHF 55 million (Q2 2005: CHF 48 million), while orders received increased to CHF 50 million (Q2 2005: CHF 47 million).

Optics recorded declines in sales and orders received for the first nine months of 2005. Sales in the third quarter remained steady versus the previous quarter, while there was a slight rise in orders received. It was mainly the division's most significant area, Projection Displays, which continued to be hit by a market downturn and falling prices in front and rear projection. Only low-priced products exhibited a degree of recovery. Optics accordingly had to reduce the price of its prime product, ColorWheel™, by around 35 percent. Developments in BioChips have continued their pleasing advance, with yet another rise in the level of orders received. Far-reaching cost-reduction measures at all of the division's locations meant that despite its low sales volume, Optics delivered a positive contribution to results.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Space Technology (Contraves Space) met expectations for orders received in the third quarter of 2005. On the other hand, sales growth turned out lower than planned as a consequence of program postponements at ESA. Contraves Space took over from Snecma Moteurs the French company's entire business activities in the area of high-precision mechanisms for space applications. The acquisition means that Contraves Space is now Europe's leading provider of Solar Array Drive Mechanisms (SADMs), which are key components for the powering of satellites.

Semiconductor Equipment: Recovery after the previous quarter

Sales by the Semiconductor Equipment segment for the first nine months of 2005 stood at CHF 300 million, significantly below the comparison figure for the previous year (Q1–Q3 2004: CHF 526 million). Orders received fell back to CHF 252 million (Q1–Q3 2004: CHF 489 million). However, quarter-on-quarter, Semiconductor Equipment achieved a 62 percent sales increase to CHF 133 million (Q2 2005: CHF 82 million), and 22 percent growth in orders received to CHF 111 million (Q2 2005: CHF 91 million).

Wafer Processing posted a decline in sales and orders received for the first nine months of 2005. Sales were up quarter-on-quarter, while there was a reduction in orders received. Only in September did Wafer Processing start to receive larger orders for photomask systems, and in the PVD area. The division has implemented a far-reaching restructuring program across all of its business areas. This can be expected to have a positive effect as early as the fourth quarter of 2005, and lower the break-even point for 2006 further still.

Assembly & Packaging (ESEC) reported significant declines in sales as well as orders received in the first nine months of 2005 versus the previous year. Yet compared to the second quarter of 2005, ESEC recorded a significant increase in demand, with sales rising by 77 percent and orders received by 68 percent. In particular, there was a marked pick-up in orders for the new Wire Bonder WB 3100. The cost-reduction program introduced in the first half of the year has already led to reduced manufacturing costs in the third quarter of 2005. Relocation of the Wire Bonder business unit, which

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 will in future incorporate all of its key functions in Asia, continues according to plan. ESEC will achieve further cost reduction through global procurement of materials.

Display Technology recorded considerably lower business volume versus the prior-year period, as a consequence of its withdrawal from the flat display market. The division concentrated on moving ahead with existing projects, and maintaining installed equipment. Thanks to successful negotiations with key customers, Display Technology has been able to minimize the existing risks for projects currently underway in the flat display area, and considerably reduce its outflow of funds. Development of the solar business has been moving ahead as planned. Display Technology delivered its first equipment for mass production of large-area solar modules.

Outlook

Unaxis will continue to face challenging markets for the remainder of 2005. Business at Coating Services (Balzers) should remain on its positive development course. Semiconductor markets have meanwhile stabilized, and there is renewed dynamism in ESEC's back-end business in particular. On the other hand, recovery in the markets for Vacuum Solutions (Leybold Vacuum), Data Storage Solutions, and Optics can only be expected to begin in 2006. Overall, Unaxis expects business development to undergo further improvement in the fourth quarter of 2005. As already announced on the occasion of the semi-annual results, the Unaxis Group expects 2005 sales below the level seen for the previous year, and a positive operating result (EBIT) for the second half of the year.

Unaxis will be pressing ahead vigorously with its program to increase profitability and set market expansion priorities. Says Unaxis CEO Thomas Limberger: "Management is convinced that these measures will really bite in 2006 and steer the group back to success. Everyone – Unaxis customers, employees, and shareholders – stands to profit as a result."

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

 Appendix: Key figures tables

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected or projected.

For further information, please contact:

Unaxis Management AG
Carsten Barth
Tel. +41 58 360 96 05
Fax +41 58 360 91 93
media.relations@unaxis.com
investor.relations@unaxis.com

Unaxis - a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Key figures Q3 2005 – Consolidated total

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders received	1,086	373	384	330	313	1,465	375	511	579
Orders on hand	482	482	518	491	494	537	537	659	692
Sales	1,111	409	364	338	347	1,504	496	538	469
Sales by destination, as % of total									
Japan and Asia/Pacific	39%					47%			
Europe	40%					34%			
America	20%					18%			
Other regions	1%					0%			
EBITDA	-18	46				141			
Operating result (EBIT)	-90	22				47			
EBIT (before restructuring costs)	-56	47				15			
Financial result	-1	-1				-3			
Result before taxes	-91	21				44			
Net loss/income for the period	-97	20				19			
Research and development expense	111	35				134			
Personnel expense	453	141				477			

in CHF million	2005	2004	
	30.09.	31.12.	30.09.
Total assets	2,120	2,411	2,737
Shareholders' equity	1,118	1,216	1,637
as % of total assets	53%	50%	60%
Net liquidity	422	625	571
as % of shareholders' equity	38%	51%	35%
Net assets[1]	536	756	1,275
Inv. in fixed and intangible assets[2]	75	240	199
Number of employees	6,594	6,844	6,803

[1] Net assets include all operating current and non-current assets (excluding cash and cash equivalents and financial assets), less operating liabilities (excluding financial debts and provisions for taxes).
[2] Included in the 2004 figures is the addition of goodwill in the amount of CHF 109 million attributable to the merger with ESEC.

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ
Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures Q3 2005 – Coating Services segment (Balzers)

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Sales	282	91	100	91	96	270	89	94	88

Key figures Q3 2005 – Vacuum Solutions segment (Leybold Vacuum)

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders received	284	92	95	97	87	279	93	92	94

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders on hand	41	41	44	40	36	38	38	52	55

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Sales	281	95	91	94	88	291	107	94	91

Key figures Q3 2005 – Data Storage Solutions segment

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders received	107	28	51	28	18	152	28	58	66

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders on hand	24	24	31	21	12	25	25	33	52

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Sales	96	35	42	19	30	179	36	76	66

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures Q3 2005 – Components and Special Systems segment

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders received									
Optics	85	31	27	27	16	191	36	85	70
Space Technology (Contraves Space)	76	19	20	37	18	84	31	11	43
Total	161	50	47	64	34	275	67	96	112

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders on hand									
Optics	29	29	27	28	35	72	73	103	80
Space Technology (Contraves Space)	167	167	173	173	149	171	171	172	177
Total	196	196	200	201	184	243	243	275	258

in CHF million	2005				2004				
	Q3 YTD	Q3	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Sales									
Optics	94	29	29	35	50	180	67	61	52
Space Technology (Contraves Space)	58	26	19	13	40	57	32	16	10
Total	152	55	48	48	91	238	99	77	62

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Key figures Q3 2005 – Semiconductor Equipment segment

in CHF million	2005				2004				
	Q3 YTD	**Q3**	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders received									
Wafer Processing	**132**	**38**	45	50	29	174	67	58	49
Assembly & Packaging (ESEC)	**131**	**62**	37	32	27	207	28	91	87
Display Technology	**-11**	**10**	10	-31	21	108	3	21	84
Total	**252**	**111**	91	50	78	489	98	171	220

in CHF million	2005				2004				
	Q3 YTD	**Q3**	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Orders on hand									
Wafer Processing	**122**	**122**	118	93	71	99	99	79	82
Assembly & Packaging (ESEC)	**35**	**35**	25	18	14	19	19	53	54
Display Technology	**64**	**64**	99	119	176	112	112	167	191
Total	**221**	**221**	242	229	261	230	230	299	327

in CHF million	2005				2004				
	Q3 YTD	**Q3**	Q2	Q1	Q4	Q3 YTD	Q3	Q2	Q1
Sales									
Wafer Processing	**87**	**35**	22	30	54	141	47	59	36
Assembly & Packaging (ESEC)	**111**	**53**	30	28	32	236	62	92	82
Display Technology	**102**	**45**	30	27	-43	149	57	46	46
Total	**300**	**133**	82	85	42	526	166	196	163

Unaxis Management AG
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com